UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐ Item 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,419,996

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 8,841,034

	10.	Shared Dispositive Power 4,999,971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,841,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, and May 15, 2006.  Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 5 is being made to reflect the transfer among various indirect manners of holding shares for estate planning purposes and sales of shares for portfolio diversification purposes.  Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13D as amended to date.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of February 16, 2007, Mr. Marciano beneficially owns 13,841,005 shares of Common Stock which represents 30.0% of the 46,187,365 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  As of December 31, 2006, there were 46,044,440 shares of Common Stock outstanding, according to the records of the Issuer.

(b) The 13,841,005 shares beneficially owned by Mr. Marciano are held as follows:

Manner of Holding	Number of shares	Voting Power	Investment Power
Direct	7,950	Sole	Sole
As sole trustee of Maurice Marciano Trust	7,022,596	Sole	Sole
As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	35	Sole	Sole
As member of Marciano Financial Holdings II, LLC	4,989,971	Sole as to 1,746,490 None as to remainder	Shared
As member of MNM Capital Holdings LLC	1,567,528	Sole as to 400,000 None as to remainder	Sole
By wife	10,000	Shared	Shared
As president of Maurice Marciano Family Foundation	100,000	Sole	Sole
Exercisable options	142,925	Sole	Sole

(c) During the past sixty days, Mr. Marciano has effected the following sales pursuant to routine brokerage transactions in the open market which were made pursuant to a Rule 10b5-1 trading plan entered into on December 15, 2006.

Date	Number of shares	Price per share
January 3, 2007	50,000	65.39
January 8, 2007	50,000	65.68
January 16, 2007	50,000	72.79
January 22, 2007	50,000	71.73
January 29, 2007	50,000	71.29
February 5, 2007	50,000	72.28

 (d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2007

MAURICE MARCIANO

/s/ Maurice Marciano